UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.__)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

05614L 10 0
(CUSIP Number)

Bryant R. Riley B. Riley Financial, Inc. 21255 Burbank Boulevard, Suite 400 Woodland Hills, CA 91367 (818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,851,713
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,851,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,851,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

* Percentage calculated based on 168,729,527 shares of common stock, par value $0.01 per share, outstanding as of November 2, 2018, as reported in the Quarterly Report on Form 10-Q filed by Babcock & Wilcox Enterprises, Inc. on November 8, 2018.

2

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,550,276
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,550,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

* Percentage calculated based on 168,729,527 shares of common stock, par value $0.01 per share, outstanding as of November 2, 2018, as reported in the Quarterly Report on Form 10-Q filed by Babcock & Wilcox Enterprises, Inc. on November 8, 2018.

3

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
9,301,437
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
9,301,437

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,301,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

* Percentage calculated based on 168,729,527 shares of common stock, par value $0.01 per share, outstanding as of November 2, 2018, as reported in the Quarterly Report on Form 10-Q filed by Babcock & Wilcox Enterprises, Inc. on November 8, 2018.

4

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,550,276
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,550,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

* Percentage calculated based on 168,729,527 shares of common stock, par value $0.01 per share, outstanding as of November 2, 2018, as reported in the Quarterly Report on Form 10-Q filed by Babcock & Wilcox Enterprises, Inc. on November 8, 2018.

5

SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,550,276
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,550,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,550,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

* Percentage calculated based on 168,729,527 shares of common stock, par value $0.01 per share, outstanding as of November 2, 2018, as reported in the Quarterly Report on Form 10-Q filed by Babcock & Wilcox Enterprises, Inc. on November 8, 2018.

6

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, $0.01 par value per share (the “Shares”), of Babcock & Wilcox Enterprises, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 13024 Ballantyne Corporate Place, Suite 700, Charlotte, North Carolina 28277.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The principal business of BRF is serving as a holding company.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(3)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients, including BRPLP.

(4)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of BRPLP.

(5)	B. Riley FBR, Inc. (“BRFBR”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRFBR is serving as a broker dealer.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

Item 3.	Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Persons. The aggregate purchase price of the 10,851,713 shares of Common Stock was approximately $21,859,077 (excluding commissions).

From time to time, BRPLP and BRFBR may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On November 19, 2018, the Issuer entered into an agreement with BRPI Executive Consulting, LLC, a wholly-owned subsidiary of BRF (“BRPI”), whereby BRPI agreed to provide the services of Kenny Young, a control person of BRF, to serve as the Issuer’s Chief Executive Officer. In addition, BRPI has the right to receive equity incentive compensation upon the achievement of certain performance measures as determined by the Board of Directors of the Issuer. A copy of the letter agreement is attached hereto as Exhibit 2.

8

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, BRPLP beneficially owned directly 1,550,176 shares of Common Stock representing 0.9% of the Issuer’s Common Stock and BRFBR beneficially owned directly 9,301,437 shares of Common Stock, representing 5.5% of the Issuer’s Common Stock.

(b)	BRPGP is the general partner of BRPLP, BRCM is an investment advisor to BRPLP and BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFBR.

The percentage in this paragraph relating to beneficial ownership of Common Stock is based on calculated based on 168,729,527 shares of common stock, par value $0.01 per share, outstanding as of November 2, 2018, as reported in the Quarterly Report on Form 10-Q filed by Babcock & Wilcox Enterprises, Inc. on November 8, 2018.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own.

As of the date hereof, each of BRPLP, BRPGP, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRFBR and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRFBR.

(c)	None.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

9

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement, dated November 29, 2018, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, and B. Riley FBR, Inc.

2	Letter Agreement, dated November 19, 2018, by and between BRPI Executive Consulting, LLC and the Issuer.

10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B. RILEY FINANCIAL, INC.

By:	/s/Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

11

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship

Bryant R. Riley, Chairman and Co-Chief Executive Officer	Co-Portfolio Manager of BRC Partners Opportunity Fund, LP, Chief Executive Officer of BRC Partners Management GP, LLC, Chief Executive Officer of B. Riley Capital Management, LLC, Executive Officer of B. Riley FBR, Inc. and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Thomas J. Kelleher, Co-Chief Executive Officer and Director	Co-Chief Executive Officer of B. Riley Financial, Inc. and Executive Officer of B. Riley FBR, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Robert D'Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

12

Name and Position	Present Principal Occupation	Business Address	Citizenship

Robert L Antin, Director	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Michael J. Sheldon, Director	Chairman & CEO of Deutsch North America, a creative agency	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Kenny Young, President	President of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 7th Floor New York, NY 10171	United States

Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Bryant Riley indirectly beneficially owns 667,292 shares of the Common Stock, or 0.4% of the Issuer’s outstanding common stock. Robert Antin indirectly beneficially owns 328,301 shares of the Common Stock or 0.2% of the Issuer’s outstanding common stock.

13

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the common stock, $0.01 par value per share, of Babcock & Wilcox Enterprises, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: November 29, 2018

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC
By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

14

Exhibit 2

Babcock & Wilcox Enterprises, Inc.

20 South Van Buren Avenue

Barberton, Ohio 44203

November 19, 2018

BRPI Executive Consulting, LLC

1300 17th Street North

Arlington, VA 22209

Attention:	Mr. Kenny Young

Chief Executive Officer

Gentlemen:

This letter agreement (this “Agreement”) sets forth the terms and conditions pursuant to which BRPI Executive Consulting, LLC (“BRPI”) agrees to provide certain services to Babcock & Wilcox Enterprises, Inc. (the “Company”).

1.	Engagement; Services
1.1	The Company engages BRPI, and BRPI accepts such engagement, as an independent contractor to provide certain specified services to the Company on the terms and conditions set forth in this Agreement.
1.2	BRPI shall provide to the Company the services of Kenny Young (“Consultant”) to serve as the Company’s Chief Executive Officer (the “CEO”), reporting to the Company’s Board of Directors (the “Board”). Consultant shall perform all duties and functions customarily performed by the CEO of a business of the size and nature similar to that of the Company (collectively, the “Services”) and such other duties that may be assigned to the CEO by the Board from time to time. The Consultant shall be permitted to continue to work for B. Riley Financial, Inc. and its subsidiaries and to serve as a member of the board of directors for certain companies. The Company shall provide Consultant access to personnel, representatives, documents, records and other materials and information of the Company and its subsidiaries as Consultant reasonably deems appropriate to perform the Services. The Company acknowledges and agrees that Consultant is not responsible for the accuracy or completeness of such materials and information and will not be responsible for any inaccuracies or omissions therein.

2.	Term

The term of this Agreement shall commence on November 19, 2018 and shall continue until November 30, 2020 (the “Term”), unless terminated by either party by giving thirty (30) days prior written notice to the other party.

3.	Fees and Expenses
3.1	As full compensation for the Services rendered by BRPI pursuant to this Agreement, the Company shall pay BRPI a fee in the annual amount of $750,000, paid monthly in advance by the fifth day of each calendar month, and such other compensation as the parties determine to be reasonable and appropriate.
3.2	The Company shall reimburse BRPI for all reasonable out-of-pocket costs and expenses incurred by Consultant in connection with the performance of the Services, including without limitation, travel, business entertainment and other out-of-pocket expenses. Such expenses shall be promptly reimbursed to BRPI in cash within 10 days following the Company’s receipt of BRPI’s written request for reimbursement.
3.3	The Company shall be responsible for all sales, use, and excise taxes, and any other similar taxes, duties, and charges of any kind imposed by any federal, state, or local governmental entity on any amounts payable by the Company pursuant to the Agreement; provided, that, in no event shall the Company pay or be responsible for any taxes imposed on, or with respect to, BRPI’s or the Consultant’s income, revenues, gross receipts, personnel, or real or personal property, or other assets.

1

Babcock & Wilcox Enterprises, Inc.

20 South Van Buren Avenue

Barberton, Ohio 44203

3.4	Upon any termination of this Agreement in accordance with Section 2, no further payments of the fees and expenses set forth in this Section 3 shall accrue or otherwise be payable other than (i) the consulting fees for the month in which the date of termination occurs and (ii) the reimbursement of any reasonable out-of-pocket costs incurred by Consultant in connection with the performance of the Services prior to the date of such termination.

4.	Relationship of the Parties
4.1	BRPI is an independent contractor of the Company, and this Agreement shall not be construed to create any association, partnership, joint venture, employee or agency relationship between BRPI and the Company for any purpose. BRPI has no authority (and shall not hold itself out as having authority) to bind the Company and BRPI shall not make any agreements or representations on the Company's behalf without the Company's prior written consent. Notwithstanding the foregoing, the Consultant shall have the authority (and may hold himself out as having authority) to bind the Company and to make agreements or representations on the Company’s behalf without the Company’s prior written consent; provided however, that the Consultant shall not have the authority to bind the Company or make agreements on matters that are outside the ordinary course of the Company’s business without the prior approval of the Company’s board of directors.

5.	Intellectual Property Rights
5.1	The Company is and shall be, the sole and exclusive owner of all right, title and interest throughout the world in and to all the results and proceeds of the Services performed under this Agreement, whether or not such materials and properties are patentable. The parties agree that all such materials shall be deemed “work for hire” for the benefit of the Company and BRPI and the Consultant waive all moral rights or similar claims to ownership thereof. BRPI and the Consultant agree to execute any additional agreements deemed necessary or advisable to give effect to this provision.

6.	Confidentiality
6.1	BRPI acknowledges that it will have access to information that is treated as confidential and proprietary by the Company, including, without limitation, any trade secrets, technology, information pertaining to business operations and strategies, customers, pricing, and marketing, marketing, finances, sourcing, personnel or operations of the Company, its affiliates or their suppliers or customers, in each case whether spoken, printed, electronic or in any other form or medium (collectively, the “Confidential Information”). During the term of this Agreement and for the two (2) year period thereafter, BRPI agrees to treat, and to direct the Consultant to treat, all Confidential Information as strictly confidential, not to disclose Confidential Information or permit it to be disclosed, in whole or part, to any third party without the prior written consent of the Company in each instance, and not to use any Confidential Information for any purpose except as required in the performance of the Services. BRPI shall notify the Company immediately in the event you become aware of any loss or disclosure of any Confidential Information.
6.2	Confidential Information shall not include information that:
(a)	is or becomes generally available to the public other than through BRPI’s breach of this Agreement;
(b)	is communicated to you by a third party that, to BRPI’s knowledge, had no confidentiality obligations with respect to such information;

2

Babcock & Wilcox Enterprises, Inc.

20 South Van Buren Avenue

Barberton, Ohio 44203

(c)	is developed by BRPI without use of or reference to the Confidential Information;
(d)	was in in the possession of BRPI prior to the date hereof; or
(e)	is required to be disclosed by law, including without limitation, pursuant to the terms of a court order; provided that BRPI has given the Company prior notice of such disclosure and an opportunity to contest such disclosure.

7.	Indemnification; Insurance; Limitation of Liability
7.1	The Company agrees to indemnify BRPI, the Consultant and its controlling persons, representatives and agents in accordance with the indemnification provisions set forth in Appendix I hereto, which is incorporated herein by this reference, and agrees to the other provisions of Appendix I hereto. The Company shall also indemnify the Consultant to the same extent as the most favorable indemnification it extends to its officers or directors, whether under the Company’s bylaws, its certificate of incorporation, by contract or otherwise, and no reduction or termination in any of the benefits provided under any such indemnities will affect the benefits provided to the Consultant.
7.2	The Company will use its reasonable best efforts to assure that the Consultant will be covered as an officer under the Company’s existing director and officer liability insurance policy. As a condition of BRPI accepting this engagement, a Certificate of Insurance evidencing such coverage will be furnished to BRPI prior to the effective date of this Agreement. The Company will give thirty (30) days’ prior written notice to BRPI of cancellation, non-renewal, or material change in coverage, scope, or amount of such director and officer liability policy. The Company will use reasonable best efforts to assure that such insurance coverage for the Consultant is maintained for a period of not less than six years following the date of the termination of the Consultant’s services hereunder.
7.3	As set forth and subject to the terms of Appendix I, in no event shall BRPI, the Consultant or any other agent, affiliate, or contractor of BRPI, be liable to the Company or any third party for any incidental, indirect, special or consequential damages (i.e., lost profits) arising out of, or in connection with, this Agreement, whether or not such party was advised of the possibility of such damage. The Company further agrees that the liability limit of BRPI and its affiliates, agents, or contractors shall in no event be greater than the aggregate dollar amount which the Company paid to BRPI during the term of this Agreement.
7.4	The obligations of the Company pursuant to this paragraph and Appendix I hereto shall survive any expiration or termination of this Agreement.

8.	Non-Solicitation; Other Business Activities

The Company agrees that during the Term of this Agreement and for a period of one year following the termination or expiration of this Agreement, it shall not make any solicitation to employ or engage the Consultant without the prior written consent of BRPI. Should the Company extend an offer of employment to or otherwise directly engage the Consultant and should such offer be accepted, BRPI will be entitled to a fee from the Company equal to one (1) year of the consulting fees described in Section 3.1(a) above payable in full, in immediately available funds prior to the commencement date of Consultant’s employment with the Company. The Company acknowledges and agrees that this fee fairly represents the loss that BRPI will suffer if the Company breaches this provision. Each of BRPI and the Consultant may be engaged or employed in any other business, trade, profession or other activity; provided however, that, during the Term, neither BRPI nor the Consultant shall be engaged in any business activities that compete directly with the business of the Company without the Company's prior written consent.

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Babcock & Wilcox Enterprises, Inc.

20 South Van Buren Avenue

Barberton, Ohio 44203

9.	Assignment

Neither party shall assign any rights, or delegate or subcontract any obligations, under this Agreement without the other party’s prior written consent. Any assignment in violation of the foregoing shall be deemed null and void.

10.	Miscellaneous
10.1	All notices, requests, consents, claims, demands, waivers and other communications hereunder (each, a “Notice”) shall be in writing and addressed to the parties at the addresses set forth on the first page of this Agreement (or to such other address that may be designated by the receiving party from time to time in accordance with this section). All Notices shall be delivered by personal delivery, nationally recognized overnight courier (with all fees pre-paid), facsimile or e-mail of a PDF document (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only if (a) the receiving party has received the Notice and (b) the party giving the Notice has complied with the requirements of this Section.
10.2	This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto, and any of the terms thereof may be waived, only by a written document signed by each party to this Agreement or, in the case of waiver, by the party or parties waiving compliance.
10.3	This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Each party irrevocably submits to the exclusive jurisdiction and venue of the federal and state courts located in New York, New York in any legal suit, action or proceeding arising out of or based upon this Agreement or the Services provided hereunder and waives any and all personal rights under the law of any jurisdiction to object on any basis (including, without limitation, inconvenience of forum) to jurisdiction or venue within the State of New York for any litigation arising in connection with this Agreement. All claims regarding a breach of this Agreement by the Consultant and/or BRPI shall be brought exclusively against BRPI.
10.4	If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.
10.5	This Agreement may be executed in multiple counterparts and by facsimile signature, each of which shall be deemed an original and all of which together shall constitute one instrument.

4

Babcock & Wilcox Enterprises, Inc.

20 South Van Buren Avenue

Barberton, Ohio 44203

If this letter accurately sets forth our understanding, kindly execute the enclosed copy of this letter and return it to the undersigned.

Very truly yours,

Babcock & Wilcox Enterprises, Inc.

By:	/s/ J. Andre Hall
Name:	J. Andre Hall
Title:	Sr. Vice President, General Counsel & Corporate Secretary

ACCEPTED AND AGREED:

BRPI Executive Consulting, LLC

By:	/s/ Kenneth Young
Name:	Kenneth Young
Title:	Chief Executive Officer

5

Babcock & Wilcox Enterprises, Inc.

20 South Van Buren Avenue

Barberton, Ohio 44203

APPENDIX I

INDEMNIFICATION AND LIMITATION ON LIABILITY AGREEMENT

This indemnification and limitation on liability agreement is made part of an agreement, dated October 15, , 2018 (which together with any renewals, modifications or extensions thereof, is herein referred to as the "Agreement") by and between BRPI Executive Consulting, LLC ("BRPI”) and Babcock & Wilcox Enterprises, Inc. (the “Company”), for services to be rendered to the Company by BRPI.

A.	The Company agrees to indemnify and hold harmless each of BRPI, its affiliates and their respective shareholders, members, managers, employees (including without limitation, the Consultant), agents, representatives and subcontractors (each, an "Indemnified Party" and collectively, the "Indemnified Parties") against any and all losses, claims, damages, liabilities, penalties, obligations and expenses, including the costs for counsel or others reasonably incurred in investigating, preparing or defending any action or claim, whether or not in connection with litigation in which any Indemnified Party is a party, or enforcing the Agreement (including these indemnity provisions), as and when incurred, caused by, relating to, based upon or arising out of (directly or indirectly) the Indemnified Parties' acceptance of or the performance or non-performance of their obligations under the Agreement; provided, however, such indemnity shall not apply to any such loss, claim, damage, liability or expense to the extent it is found in a final judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party's gross negligence, bad faith or willful misconduct. Notwithstanding the foregoing, in no event will the Company be liable for the fees or expenses of more than one law firm (in addition to local counsel, if applicable) for all Indemnified Parties in any one matter or series of related matters for which one firm is able to competently represent all such Indemnified Parties without conflict. The Company also agrees that (a) no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of BRPI, except to the extent that any such liability for losses, claims, damages, liabilities or expenses are found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily from such Indemnified Party's gross negligence, bad faith or willful misconduct and (b) in no event will any Indemnified Party have any liability to the Company for special, consequential, incidental or exemplary damages or loss (nor any lost profits, savings or business opportunity) (“Indirect Damages”), except to the extent of any contribution obligations an Indemnified Party might otherwise have with respect to such Indirect Damages awarded to a third party in any proceeding. The Company further agrees that it will not, without the prior consent of an Indemnified Party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which such Indemnified Party seeks indemnification hereunder (whether or not such Indemnified Party is an actual party to such claim, action, suit or proceedings) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liabilities arising out of such claim, action, suit or proceeding.

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Babcock & Wilcox Enterprises, Inc.

20 South Van Buren Avenue

Barberton, Ohio 44203

B.	These indemnification provisions shall be in addition to any liability which the Company may otherwise have to the Indemnified Parties. In the event that, at any time whether before or after termination of the engagement or the Agreement, as a result of or in connection with the Agreement or BRPI’s and its personnel’s role under the Agreement, BRPI or any Indemnified Party is required to produce any of its personnel (including former employees) for examination, deposition or other written, recorded or oral presentation, or BRPI or any of its personnel (including former employees) or any other Indemnified Party is required to produce or otherwise review, compile, submit, duplicate, search for, organize or report on any material within such Indemnified Party’s possession or control pursuant to a subpoena or other legal (including administrative) process, the Company will reimburse the Indemnified Party for its out of pocket expenses, including the reasonable fees and expenses of its counsel, and will compensate the Indemnified Party for the time expended by its personnel based on such personnel’s then-current hourly rate.
C.	If any action, proceeding or investigation is commenced to which any Indemnified Party proposes to demand indemnification hereunder, such Indemnified Party will notify the Company with reasonable promptness; provided, however, that any failure by such Indemnified Party to notify the Company will not relieve the Company from its obligations hereunder, except to the extent that such failure shall have actually prejudiced the defense of such action or otherwise increased or expanded the indemnification liability hereunder. The Company shall promptly pay expenses reasonably incurred by any Indemnified Party in defending, participating in or settling any action, proceeding or investigation in which such Indemnified Party is a party or is threatened to be made a party or otherwise is participating in by reason of the engagement under the Agreement, upon submission of invoices therefor, whether in advance of the final disposition of such action, proceeding, or investigation or otherwise. Each Indemnified Party hereby undertakes, and the Company hereby accepts its undertaking, to repay any and all such amounts so advanced if it shall ultimately be determined in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such Indemnified Party is not entitled to be indemnified therefor. If any such action, proceeding or investigation in which an Indemnified Party is a party is also against the Company, the Company may, in lieu of advancing the expenses of separate counsel for such Indemnified Party, provide such Indemnified Party with legal representation by the same counsel who represents the Company, provided such counsel is reasonably satisfactory to such Indemnified Party, at no cost to such Indemnified Party; provided, however, that if such Indemnified Party reasonably determines that due to the existence of actual or potential conflicts of interest between such Indemnified Party and the Company such counsel is unable to represent both the Indemnified Party and the Company, then the Indemnified Party shall be entitled to use separate counsel of its own choice, and the Company shall promptly advance its reasonable expenses of such separate counsel upon submission of invoices therefor. Nothing herein shall prevent an Indemnified Party from using separate counsel of its own choice at its own expense. The Company will be liable for any settlement of any claim against an Indemnified Party made with the Company's written consent, which consent shall not be unreasonably withheld.
D.	In order to provide for just and equitable contribution if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification, then the relative fault of the Company, on the one hand, and the Indemnified Parties, on the other hand, in connection with the statements, acts or omissions which resulted in the losses, claims, damages, liabilities and costs giving rise to the indemnification claim and other relevant equitable considerations shall be considered; and further provided that in no event will the Indemnified Parties' aggregate contribution for all losses, claims, damages, liabilities and expenses with respect to which contribution is available hereunder exceed the amount of fees actually received by the Indemnified Parties pursuant to the Agreement. No person found liable for a fraudulent misrepresentation shall be entitled to contribution hereunder from any person who is not also found liable for such fraudulent misrepresentation.

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Babcock & Wilcox Enterprises, Inc.

20 South Van Buren Avenue

Barberton, Ohio 44203

E.	In the event the Company and BRPI seek judicial approval for the assumption of the Agreement or authorization to enter into a new engagement agreement pursuant to either of which BRPI would continue to be engaged by the Company, the Company shall promptly pay expenses reasonably incurred by the Indemnified Parties, including attorneys' fees and expenses, in connection with any motion, action or claim made either in support of or in opposition to any such retention or authorization, whether in advance of or following any judicial disposition of such motion, action or claim, promptly upon submission of invoices therefor and regardless of whether such retention or authorization is approved by any court. The Company will also promptly pay the Indemnified Parties for any expenses reasonably incurred by them, including attorneys' fees and expenses, in seeking payment of all amounts owed it under the Agreement (or any new engagement agreement) whether through submission of a fee application or in any other manner, without offset, recoupment or counterclaim, whether as a secured claim, an administrative expense claim, an unsecured claim, a prepetition claim or a post-petition claim.
F.	Except as required by law, neither termination of the Agreement nor termination of BRPI 's engagement nor the filing of a petition under Chapter 7 or 11 of the United States Bankruptcy Code (nor the conversion of an existing case to one under a different chapter) shall affect these indemnification provisions, which shall hereafter remain operative and in full force and effect.
G.	The rights provided herein shall not be deemed exclusive of any other rights to which the Indemnified Parties may be entitled under the certificate of incorporation or bylaws of the Company, any other agreements, any vote of stockholders or disinterested directors of the Company, any applicable law or otherwise.

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